06008066

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66603

RECEIVED MAR 3 0 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREWER FINANCIAL SERVICES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. MICHIGAN AVENUE, SUITE 2100

(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.

(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD, SUITE 300	DEERFIELD, IL		60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 1 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADAM ERICKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREWER FINANCIAL SERVICES, L.L.C., as of AND FOR THE YEAR ENDED DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Kelly Andrews
Notary Public State of Illinois
My Commission Expires 07/19/2009

Signature

Managing Principal.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] **(o) Independent Auditor's Report on Internal Control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brewer Financial Services, L.L.C.
December 31, 2005

Table of Contents

Celebrating frr 50 Years

Frost
Ruttenberg
& Rothblatt, P.C.

111 Pfingsten Rd. • Suite 300 • Deerfield, IL 60015
Tel 847.236.1111 • Fax 847.236.1155

One North LaSalle St. • Suite 1500 • Chicago, IL 60602
Tel 312.263.4455 • Fax 312.419.6689

www.frronline.com

To the Members
Brewer Financial Services, L.L.C.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Brewer Financial Services, L.L.C. as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brewer Financial Services, L.L.C. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily to form an opinion on the basic financial statements, taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frost Ruttenberg & Rothblatt, P.C.

February 15, 2006
Deerfield, Illinois

Financial Statements

Brewer Financial Services, L.L.C.
Statement of Financial Condition
December 31, 2005

Assets		
Current Assets		
Cash and Cash Equivalents	$	40,758
Receivable from and Deposit with Clearing Broker		50,000
Total Current Assets		**90,758**
Total Assets	**$**	**90,758**

Liabilities and Member's Equity		
Due to Member	$	60,000
Total Current Liabilities		**60,000**
Total Liabilities		**60,000**
Member's Equity		**30,758**
Total Liabilities and Member's Equity	**$**	**90,758**

The accompanying Notes to Financial Statements are an integral part of this Report.

Brewer Financial Services, L.L.C.
Statement of Operations
For the Year Ended December 31, 2005

		Amount
Revenue		
Commissions	$	3,356
Interest Income		1,064
Total Revenue		**4,420**
Expenses		
Commission and Brokerage Expenses		6,740
Outside Services		18,552
Occupancy and Communications		600
Travel and Entertainment		9,668
Professional Fees		33,286
Dues and Subscriptions		299
Licenses and Permits		19,148
Other		4,327
Total Expenses		**92,620**
Net Loss	**$**	**(88,200)**

The accompanying Notes to Financial Statements are an integral part of this Report.

Brewer Financial Services, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

Balance - Beginning of Year	**$**	**98,958**
Member Contributions		20,000
Net Loss		(88,200)
Balance - End of Year	**$**	**30,758**

The accompanying Notes to Financial Statements are an integral part of this Report.

Brewer Financial Services, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities		
Net Loss	**$**	**(88,200)**
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used In) Operating Activities		
(Increase) Decrease in Assets		
Receivable from and Deposit with Clearing Broker		(50,000)
Increase (Decrease) in Liabilities		
Accrued Expenses and Other Current Liabilities		(29)
Total Adjustments		**(50,029)**
Net Cash Provided By (Used In) Operating Activities		**(138,229)**
Cash Flows From Financing Activities		
Advances from Member - Net		60,000
Member Contributions		20,000
Net Cash Provided By (Used In) Financing Activities		**80,000**
Increase (Decrease) in Cash and Cash Equivalents		**(58,229)**
Cash and Cash Equivalents - Beginning		98,987
Cash and Cash Equivalents - Ending	**$**	**40,758**

The accompanying Notes to Financial Statements are an integral part of this Report.

Note (1) Summary of Significant Accounting Policies

A. Business

Brewer Financial Services, L.L.C. ("the Company"), an Illinois limited liability company, is a broker-dealer, registered with the Securities and Exchange Commission effective February 7, 2005. The Company provides brokerage services to retail customers, and is licensed to do business in various states in the United States of America.

B. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

C. Form of Organization

The Company is a Limited Liability Company (LLC), which is governed by an Operating Agreement (Agreement). The more significant provisions of the Agreement include:

Profit and loss allocations are in accordance with ownership percentages, and

Cash distributions are in accordance with ownership percentages.

D. Income Taxes

The members of the Company have elected to be taxed as a limited liability company under Internal Revenue Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The Company files a consolidated tax return with its sole owner, who is also taxed as a limited liability company. The income or loss is separately reportable on the individual income tax return of the member for federal and state income tax purposes. The Company, through its owner, is responsible for state replacement taxes.

Note (1) Summary of Significant Accounting Policies - continued

E. Securities Transactions

Securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred. There were no securities transactions with the clearing agent during 2005.

F. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2) Revenue Recognition

Securities and insurance transactions and the related commission revenues and expenses are recorded on trade date.

Note (3) Due to Member

Due to Member represents a short-term, non-interest bearing advance payable on demand.

Note (4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $30,758 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note (5) Off-Balance Sheet Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contract obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA

Broker or Dealer Brewer Financial Services, L.L.C. **As of December 31, 2005**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 30,758	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			30,758	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 30,758	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 0	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
	D. Other deductions and/or charges	0	[3610]		[3620]
7.	Other additions and/or allowable credits (list)				[3630]
8.	Net capital before haircuts on securities positions			$ 30,758	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings	0	[3670]		
	C. Trading and investment securities:				
	1. Exempted securities		[3735]		
	2. Debt securities		[3733]		
	3. Options		[3730]		
	4. Other securities	0	[3734]		
	D. Undue Concentration		[3650]		
	E. Other (list)	0	[3736]		[3740]
10.	Net Capital			$ 30,758	[3750]
					Omit Pennies

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

The accompanying Notes to Financial Statements are an integral part of this Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Brewer Financial Services, L.L.C. **As of December 31, 2005**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 4,000	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net c requirement of subsidiaries computed in accordance with Note (A)		5,000	[3758]
13.	Net capital rquirement (greater of line 11 or 12)		5,000	[3760]
14.	Excess net capital (line 10 less 13)		25,758	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 24,758	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition		$ 60,000	[3790]
17.	Add:			
	A. Drafts for immediate credit	$ 0 [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (list)	0 [3820]		[3820]
19.	Total aggregate indebtedness		$ 60,000	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	195	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net c requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items of $120,000	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting bro dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

The accompanying Notes to Financial Statements are an integral part of this Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Brewer Financial Services, L.L.C. As of December 31, 2005

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

25. Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)			[4550]
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained			[4560]
C. (k)(2)(ii) - all customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services, L.L.C.	[4335]	X	[4570]
D. (k)(3) - Exempted by order of the Commission			[4580]

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

The accompanying Notes to Financial Statements are an integral part of this Report.

Celebrating frr 50 Years

Frost Ruttenberg & Rothblatt, P.C.

111 Pfingsten Rd. • Suite 300 • Deerfield, IL 60015
Tel 847.236.1111 • Fax 847.236.1155

One North LaSalle St. • Suite 1500 • Chicago, IL 60602
Tel 312.263.4455 • Fax 312.419.6689

www.frronline.com

To the Members
Brewer Financial Services, L.L.C.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of Brewer Financial Services, L.L.C. ("the Company") for the year ended December 31, 2005, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the combined financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exhange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frost Ruttenberg & Rothblatt, P.C.

February 15, 2006

Deerfield, Illinois